7 DAYS GROUP HOLDINGS LIMITED ANNOUNCES
UNAUDITED 2010 SECOND QUARTER
FINANCIAL RESULTS

•	Second quarter total net revenue of RMB352 million exceeds guidance
•	EBITDA grew 67.7% year-over-year to RMB84.6 million
•	Added 53 net hotels in second quarter for a total of 399 hotels in operation, with another 147 hotels under development as of June 30, 2010
•	7 Days Club membership increased over 65% year-over-year to 13 million members

GUANGZHOU, CHINA – August 11, 2010 - 7 Days Group Holdings Limited (“7 Days Group” or the “Company”) (NYSE: SVN), a leading and fast growing national economy hotel chain based in China, today announced its unaudited financial results for the second quarter 2010.

Second Quarter 2010 Financial Highlights

•	Total net revenues increased by 24.9% to RMB352.2 million (US$51.9 million)[1], compared to RMB282.1 million for the same quarter in 2009.
•
Income from operations was RMB43.8 million (US$6.5 million), compared to RMB17.1 million in the second quarter of 2009. Non-GAAP income from operations increased to RMB45.7 million (US$6.7 million) from RMB20.1 million for the same quarter in 2009.

•
EBITDA was RMB84.6 million (US$12.5 million), compared to RMB50.5 million for the same quarter in 2009，representing a 67.7% year-over-year growth.  Adjusted EBITDA increased 57.7% year-over-year to RMB86.5 million (US$12.8 million). EBITDA margin was 24.0% as compared to 17.9% in the same quarter in 2009. Adjusted EBITDA margin increased to 24.6% from 19.5% in the same quarter in 2009.

•
Net income attributable to the Company’s shareholders was RMB30.2 million (US$4.4 million), compared to a net loss of RMB6.2 million for the second quarter 2009.  Non-GAAP net income was RMB32.1 million (US$4.7 million), compared to a loss of RMB1.8 million for the second quarter 2009.

•	Basic and diluted earnings per ADS[2] were RMB0.61 (US$0.09). Non-GAAP basic and diluted earnings per ADS were RMB0.65 (US$0.10).
•	Net operating cash inflow was RMB91.6 million (US$13.5 million), an increase of 99.0% compared to RMB46.1 million in the second quarter 2009.

[1]
The Company’s reporting currency is Renminbi (“RMB”). The translation of amounts from RMB to United States Dollars is solely for the convenience of the reader. RMB amounts included in this press release have been translated into U.S. dollars at the exchange rate of June 30, 2010 as set forth in the H.10 statistical release of the Federal Reserve Board, which was US$1.00 = RMB6.7815.  No representation is made that RMB amounts could have been, or could be, converted into U.S. Dollars at that rate or at any other rate on June 30, 2010.

[2]	Each ADS represents 3 of the Company’s ordinary shares.

Second Quarter 2010 Operational Highlights

•	Added 18 net leased-and-operated hotels and 35 net managed hotels in the second quarter 2010.
•	As of June 30, 2010, 7 Days Group had 399 hotels in operation, consisting of 257 leased-and-operated hotels and 142 managed hotels, representing a total of 39,561 rooms covering 62 cities.
•	As of June 30, 2010, there were 48 leased-and-operated hotels under conversion and 99 managed hotels contracted but not yet opened.
•
In the second quarter of 2010, occupancy rates for leased-and-operated hotels, managed hotels and all hotels were 95.5%, 88.8% and 93.4%, respectively, compared with 89.3%, 84.7% and 88.9% for the same quarter in 2009.

•
RevPAR[3] for leased-and-operated hotels improved to RMB157.6 in the second quarter of 2010, from RMB143.2 in the same quarter in 2009, while RevPAR for managed hotels was RMB137.9 in the second quarter of 2010, compared with RMB129.4 in the second quarter of 2009.

•
The improvement in RevPAR for leased-and-operated hotels was primarily a result of higher average daily rates and occupancy rates due to our powerful loyalty program and increased brand name recognition together with an improved macro environment. The RevPAR performance for our hotels in Shanghai also benefited from the Expo. As of June 30, 2010, we had 14 leased-and-operated hotels and 12 managed hotels in Shanghai.

•
As of June 30, 2010, the number of 7 Days Club members increased by over 65% to approximately 13 million from 7.8 million as of June 30, 2009, with repeat customers accounting for 86% of total room nights in the second quarter 2010.

Recent Business Developments:

Mr. Alex Nanyan Zheng, 7 Days Group’s Chief Executive Officer and Director, commented, “7 Days achieved record revenue that exceeded our guidance during the second quarter of 2010 and grew non-GAAP net income for a fourth consecutive quarter.  Our strong financial results were supported by solid operational execution. We continued to expand our network of hotels into 62 cities in China from 55 last quarter, and added a total of 53 new hotels during the quarter. We also saw improvements in all our key operational metrics, with average occupancy, overnight occupancy and RevPAR up across our network of both leased-and-operated hotels and managed hotels.”

“As our base of hotels grows, so does the scalability of our operations, as witnessed by our healthy margin improvement during the quarter. Our ability to increase efficiency and gain further operating leverage is to a large extent a function of our unique business model.  Our 7 Days Club, the largest loyalty club in the Chinese hotel industry, which generated 97% of our room nights in the second quarter, coupled with our centralized reservations and powerful eCommerce system which provides real-time hotel booking status, supports the expansion of our business in a highly cost effective manner. As a result, we have been able to achieve strong and sustainable growth rates which we believe could accelerate over time.

[3]	RevPAR represents revenue per available room

“We are proud of our performance since our IPO, and believe that our track record of consistent financial growth, continued hotel expansion and unique business model position us well to deliver long-term value to our shareholders.”

Mr. Eric Haibing Wu, 7 Days Group’s Chief Financial Officer, added, “We delivered another quarter of profitable growth as we continue to leverage our increasing economies of scale, supported by diligent execution from all levels of our staff. We see our growth sustainable, as we increase the size and scope of our network and as hotels in our portfolio continue to mature.  In addition, the growth of our managed hotels portfolio, a key element of our strategy, contributed to the strong growth in our bottom line.  We enter the second half on a healthy financial footing, with strong cash flow and a robust capital position, which puts us in good position to continue executing our strategy.”

Second Quarter 2010 Unaudited Financial Results

Gross revenues. Gross revenues for the second quarter of 2010 were RMB373.3 million (US$55.1 million), representing a year-over-year increase of 24.9% from RMB299.0 million in the second quarter of 2009 and an increase of 16.6% from RMB320.2 million in the first quarter of 2010.

Gross revenues from leased-and-operated hotels. Gross revenues from leased-and-operated hotels for the second quarter of 2010 were RMB360.3 million (US$53.1 million), a 21.1% increase from RMB297.6 million in the second quarter 2009, driven by the expansion of the Company’s hotel portfolio and higher RevPAR, and an increase of 15.1% from RMB313.0 million in the first quarter 2010.

Gross revenues from managed hotels.  Gross revenues from managed hotels for the second quarter of 2010 increased 825.4% year-over-year and 79.3% quarter-over-quarter to RMB13.0 million (US$1.9 million) as we further expanded our managed hotel portfolio.  In the second quarter of 2010, 7 Days Group opened 35 net managed hotels.

Total net revenues.  Total net revenues for the second quarter of 2010 were RMB352.2 million (US$51.9 million), representing a year-over-year increase of 24.9% from RMB282.1 million in second quarter 2009, reflecting a strong growth in the number of hotels and an improved operating performance supported by our powerful loyalty program, increased brand name recognition as well as an improved macro environment.  Sequentially, total net revenues increased by 16.6% from RMB302.2 million in the first quarter 2010.

Hotel operating costs. Hotel operating costs for the second quarter of 2010 were RMB275.8 million (US$40.7 million), or 78.3% of total net revenues, compared with 85.7% of total net revenues in the same quarter in 2009 and 85.6% for the first quarter 2010.  The improvement in operating costs as a percentage of total net revenues was primarily due to revenue growth and operational efficiency improvements.

Sales and marketing expenses. Sales and marketing expenses for the second quarter of 2010 were RMB8.0 million (US$1.2 million), or 2.3% of total net revenues, compared with 2.2% of total net revenues in the same quarter in 2009 and 1.9% in the first quarter 2010.

General and administrative expenses. General and administrative expenses for the second quarter of 2010 were RMB24.6 million (US$3.6 million), or 7.0% of total net revenues, compared to RMB17.0 million, or 6.0% of total net revenues in the same quarter in 2009, and RMB24.9 million, or 8.2% of total net revenues in the first quarter 2010.

Accordingly, total operating costs and expenses was RMB308.4 million (US$45.5 million), representing 87.6% of total net revenues, compared to 93.9% of total net revenues in the same quarter of 2009 and 95.7% in the first quarter 2010.

Income from operations. Income from operations for the second quarter of 2010 was RMB43.8 million (US$6.5 million), compared to income from operations of RMB17.1 million in the second quarter 2009 and an income from operations of RMB12.8 million in the first quarter 2010.  The year-over-year increase in income from operations was driven by the increased number of hotels in the portfolio and higher average daily rates and occupancy rates due to our powerful loyalty program coupled with increased brand name recognition and an improved macro environment. Non-GAAP income from operations was RMB45.7 million (US$6.7 million), compared to a non-GAAP income from operations of RMB20.1 million for the same quarter in 2009 and non-GAAP income from operations of RMB15.6 million in the first quarter 2010.

EBITDA. EBITDA was RMB84.6 million (US$12.5 million) reflecting a 67.7% year-over-year increase and a 59.9% increase compared to the first quarter 2010. Adjusted EBITDA for the second quarter of 2010 was RMB86.5 million, compared to RMB54.9 million for the same quarter in 2009 and RMB55.7 million in the first quarter 2010.  Adjusted EBITDA margin was 24.6% during the second quarter of 2010, an improvement compared to 19.5% in second quarter 2009 and 18.4% in the first quarter 2010.

Net income (loss) attributable to 7 Days Group Holdings Limited shareholders. Net income attributable to 7 Days Group Holdings Limited shareholders was RMB30.2 million (US$4.4 million) in the second quarter of 2010, compared to a net loss of RMB6.2 million in the second quarter 2009 and net income of RMB5.7 million in the first quarter 2010.

Non-GAAP net income (loss).  Non-GAAP net income was RMB32.1 million (US$4.7 million), compared to Non-GAAP net loss of RMB1.8 million for the second quarter 2009 and Non-GAAP net income of RMB8.5 million in the first quarter 2010.

Basic and diluted earnings (loss) per ADS. Basic and diluted earnings per ADS were RMB0.61 (US$0.09) for the second quarter of 2010, compared to the basic and diluted loss per ADS of RMB0.31 for the same quarter in 2009 and the basic and diluted earnings per ADS of RMB0.12 and RMB0.11, respectively, in the first quarter 2010. Non-GAAP basic and diluted earnings per ADS were RMB0.65 (US$0.10) for the second quarter 2010, compared to non-GAAP basic and diluted loss per ADS of RMB0.09 in the same quarter in 2009 and the basic and diluted earnings per ADS of RMB0.17 in the first quarter 2010.

Cash and pledged bank deposits. As of June 30, 2010, the Company had cash and pledged bank deposits of RMB510.9 million (US$75.3 million), representing a quarter-over-quarter decrease of 9.2%, from RMB562.5 million as of March 31, 2010.

Operating cash flow. Net operating cash inflow for the second quarter of 2010 was RMB91.6 million (US$13.5 million), representing quarter-over-quarter increase of 87.6% from RMB48.9 million in the first quarter 2010 and a year-over-year increase of 99.0% from RMB46.1 million in second quarter 2009.

Guidance

The Company expects to generate total net revenues in the range of RMB395 million to RMB405 million in the third quarter 2010. The forecast reflects the Company's current and preliminary view, which is subject to change.

Conference Call

7 Days Group Holdings Limited senior management will host a conference call at 9:00 pm (Eastern) / 6:00 pm (Pacific) on Wednesday, August 11, 2010, which is 9:00 am (Beijing) on Thursday, August 12, 2010 to discuss its second quarter 2010 financial results and recent business activity.  The conference call may be accessed by calling the following numbers:

China:	800 819 0121
Hong Kong:	852 2475 0994
US / International:	1 718 354 1231
US Toll Free:	1 866 519 4004
Conference ID number:	90008280
Passcode:	7Days

A live webcast of the conference call and replay will be available on the investor relations page of 7 Days Group’s website at http://en.7daysinn.cn/.

A telephone replay will be available shortly after the call.  The dial-in details are as follows:

US (toll free)/International:	1 866 214 5335
China North:	1080 0714 0386
China South:	1080 0140 0386
Hong Kong:	800 901 596
Conference ID number:	90008280

About 7 Days Group Holdings Limited

7 Days Group is a leading and fast growing national economy hotel chain based in China. It converts and operates limited service economy hotels across major metropolitan areas in China under its award-winning “7 Days Inn” brand. The Company strives to offer consistent and high-quality accommodations and services primarily to the growing population of value conscious business and leisure travelers who demand affordable, clean, comfortable, convenient and safe lodging, and to respond to its guests’ needs.

Use of Non-GAAP Financial Measures

To supplement 7 Days Group's unaudited financial results presented in accordance with U.S. GAAP, the Company has used the following non-GAAP measures defined as non-GAAP financial measures by the Securities and Exchange Commission (the “SEC”) to report its financial results:

--	Non-GAAP income from operations represents income from operations reported in accordance with GAAP, excludingshare-based compensation expense.

--
Non-GAAP net income represents net income reported in accordance with       GAAP, excludingshare-based compensation expense, loss on debt extinguishment and change in fair value of ordinary share purchase warrants, in each case, if any.

--	Non-GAAP earnings per ADS represents non-GAAP net income divided by the number of ADS used in computing basic and diluted earnings per ADS.

--	EBITDA represents net income reported in accordance with GAAP, adjusted for the effects of interest income and expense, provision for income taxes, depreciation and amortization.

--	Adjusted EBITDA represents EBITDA, excluding share-based compensation expense, loss ondebt extinguishment and change in fair value of ordinary share purchase warrants, in each case, if any.

The Company believes EBITDA is a useful financial metric to assess its operating and financial performance before the impact of investing and financing transactions, if any, and income taxes. In addition, 7 Days Group believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of its financial performance. Given the significant investments that 7 Days Group has made in the past in property and equipment, depreciation and amortization expense comprises a meaningful portion of its cost structure. 7 Days Group believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains the Company considers to be outside the ordinary course of its business.  7 Days Group also calculates Adjusted EBITDA excluding share-based compensation expense, loss on debt extinguishment and change in fair value of ordinary share purchase warrants, in each case, if any. The Company prepares its financial statements in accordance with GAAP and, accordingly, expenses its employee share options and recognizes, if any, the impact of loss on debt extinguishment and changes in the fair value of its ordinary share purchase warrants. Since share-based compensation expense, loss on debt extinguishment and change in fair value of ordinary share purchase warrants are non-cash expenses, the Company believes excluding them from its calculation of EBITDA allows it to provide investors with a more useful tool for assessing its operating and financial performance.

The use of EBITDA and Adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, such as property and equipment, income tax expense, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Each of these items should also be considered in the overall evaluation of its results. Additionally, EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of the Company’s liquidity. The Company compensates for these limitations by providing the relevant disclosure of its depreciation and amortization, interest expense and interest income, income tax expense, capital expenditures, share-based compensation expense and other relevant items both in its reconciliations to the GAAP financial measures and in its consolidated financial statements, all of which should be considered when evaluating the Company’s performance. The terms EBITDA and Adjusted EBITDA are not defined under GAAP, and EBITDA and Adjusted EBITDA are not measures of net income, operating income, operating performance or liquidity presented in accordance with GAAP. When assessing the Company’s operating and financial performance, investors should not consider this data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with GAAP. In addition, the Company’s EBITDA and Adjusted EBITDA may not be comparable to EBITDA or Adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA and Adjusted EBITDA in the same manner as the Company does.

For reasons same to the use of EBITDA and Adjusted EBITDA described above, the Company has also reported net income, basic and diluted earnings per ADS and income (loss) from operations on a non-GAAP basis, excluding share-based compensation expense, loss on debt extinguishment and change in fair value of ordinary share purchase warrants, in each case, if any, in the relevant period.  These non-GAAP operating measures are useful for understanding the assessing the Company’s underlying business performance and operating trends and the Company expects to report net income, basic and diluted earnings per ADS and income (loss) from operations on a non-GAAP basis using a consistent method on a quarterly basis going forward.

7 Days Group believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing 7 Days Group’s financial performance and liquidity and when planning and forecasting future periods. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the periods set forth in the tables at the end of this release.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains “forward-looking statements,” including, among other things, 7 Days Group’s beliefs as to the overall industry outlook and the factors driving expected growth, its revenue guidance for the third quarter of 2010 and full-year 2010, its expected number of new hotels in 2010 (including the related breakdown of expected new leased and operated hotels and new managed hotels) and expected continued growth and margin improvements and efficiency gains resulting from the Company’s unique business model (including its 7 Days Club, centralized reservations and eCommerce platform) and increased size and scope of the Company’s hotel network and maturity of its hotels.  These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. The Company’s actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. In particular, the Company’s operating results for any period are impacted significantly by the mix of leased-and-operated hotels and managed hotels in its chain, causing the Company’s operating results to fluctuate and making them difficult to predict.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: risks associated with the Company’s limited operating history and historical operating losses; uncertainties regarding the Company’s ability to continue its growth and achieve profitability; uncertainties regarding the Company’s ability to fund its working capital needs; uncertainties regarding the Company’s ability to expand its operations while maintaining consistent and high-quality accommodations and services; uncertainties regarding the Company’s ability to respond to competitive pressures; and uncertainties associated with factors typically affecting the lodging industry, including changes in economic conditions, adverse weather conditions, natural disasters or outbreaks of serious contagious diseases in markets where the Company has a presence.  The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2009 Annual Report on Form 20-F filed with the SEC on April 26, 2010 and is available on the SEC’s website at www.sec.gov. For a discussion of other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 9 of the Company’s 2009 Annual Report on Form 20-F. The Company’s actual results of operations for the second quarter 2010 are not necessarily indicative of its operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely change, the Company will not necessarily update the information. Such information speaks only as of the date of this release.

Statement Regarding Unaudited Financial Information

The financial information set forth above is unaudited and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year end audit, which could result in significant differences from this preliminary unaudited financial information.

Contacts:

Investor Contact:
Vivian Chen, Investor Relations Senior Manager
7 Days Group Holdings Limited
+86-20-8922-5858
IR@7daysinn.cn

Investor Relations (HK):
Ruby Yim, Managing Director
Taylor Rafferty
Tel: +852 3196-3712

Investor Relations (US):
Mahmoud Siddig, Director
Taylor Rafferty
Tel: +1 (212)889-4350

-- FINANCIAL AND OPERATIONAL TABLES FOLLOW --

7 Days Group Holdings Limited
Unaudited consolidated balance sheet information

	Dec 31, 2009	Mar 31, 2010	Jun 30, 2010
	RMB' 000	RMB' 000	RMB' 000	US$'000
ASSETS
Current assets:
Cash	341,370	558,710	507,483	74,833
Pledged bank deposits	5,400	3,817	3,397	501
Short-term investment	293,613	-	-	-
Accounts receivable	4,557	4,399	4,926	726
Prepaid rent	64,509	78,579	107,803	15,897
Other prepaid expenses and current assets	48,392	49,103	50,880	7,503
Deferred tax assets	7,551	8,713	11,150	1,644
Total current assets	765,392	703,321	685,639	101,104
Property and equipment, net	1,013,500	1,012,728	1,111,900	163,961
Rental deposits	38,297	41,266	47,096	6,945
Investment in and advances to an affiliate	1,359	1,811	1,810	267
Deferred tax assets	15,867	15,876	15,700	2,315
Total assets	1,834,415	1,775,002	1,862,145	274,592

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	141,056	128,707	177,080	26,112
Bills payable	17,142	12,286	10,902	1,608
Accrued expenses and other payables	162,164	158,476	204,009	30,083
Amounts due to related parties	162	5,232	2,250	332
Income taxes payable	5,965	8,183	13,907	2,051
Total current liabilities	326,489	312,884	408,148	60,186
Long-term bank borrowings	110,000	50,000	-	-
Accrued lease payments	116,896	123,859	140,646	20,740
Refundable deposits	24,250	22,148	18,774	2,768
Deferred revenue	5,046	4,874	4,703	693
Borrowings from related parties	3,233	3,752	2,527	373
Total liabilities	585,914	517,517	574,798	84,760

Equity:
Ordinary shares	140,377	140,377	140,401	20,704
Additional paid-in capital	1,559,458	1,562,223	1,564,303	230,672
Accumulated other comprehensive income	30,696	30,551	27,865	4,109
Accumulated deficit	(484,925)	(479,210)	(449,048)	(66,217)
Total 7 Days Group Holdings Limited shareholders' equity	1,245,606	1,253,941	1,283,521	189,268
Noncontrolling interests	2,895	3,544	3,826	564
Total equity	1,248,501	1,257,485	1,287,347	189,832
Total liabilities and equity	1,834,415	1,775,002	1,862,145	274,592

7 Days Group Holdings Limited
Unaudited consolidated statements of operations information

	Quarter ended
	Jun 30	Mar 31	Jun 30
	2009	2010	2010
	RMB'000	RMB'000	RMB'000	US$'000
Total Revenues	299,000	320,187	373,323	55,050
Leased-and-operated hotels	297,596	312,939	360,330	53,134
Managed hotels	1,404	7,248	12,993	1,916
Less: Business tax and surcharges	(16,919)	(18,012)	(21,137)	(3,117)
Net revenues	282,081	302,175	352,186	51,933

Operating costs and expenses
Hotel operating costs	(241,743)	(258,750)	(275,837)	(40,675)
Sales and marketing expenses	(6,256)	(5,673)	(7,954)	(1,173)
General and administrative expenses	(17,001)	(24,909)	(24,644)	(3,634)

Total operating costs and expenses	(265,000)	(289,332)	(308,435)	(45,482)
Income from operations	17,081	12,843	43,751	6,451

Other income (expense)
Interest income	1,154	452	343	51
Interest expense	(21,742)	(1,256)	(546)	(81)
Change in fair value of ordinary share purchase warrants	(1,433)	-	-	-
Equity income (loss) of an affiliate	70	(77)	78	12
Income (loss) before income tax	(4,870)	11,962	43,626	6,433
Income tax expense	(863)	(5,935)	(12,871)	(1,898)
Net income (loss)	(5,733)	6,027	30,755	4,535
Net income attributable to noncontrolling interests	(498)	(312)	(593)	(87)
Net income (loss) attributable to 7 Days Group Holdings Limited shareholders	(6,231)	5,715	30,162	4,448

Basic earnings (loss) per ordinary share	(0.10)	0.04	0.20	0.03
Diluted earnings (loss) per ordinary share	(0.10)	0.04	0.20	0.03

7 Days Group Holdings Limited
Reconciliation of GAAP and Non-GAAP Results

EBITDA (non-GAAP)

	Quarter end
	Jun 30	Mar 31	Jun 30
	2009	2010	2010
	RMB'000	RMB'000	RMB'000	US$'000
Net income (loss) attributable to 7 Days Group Holdings Limited shareholders	(6,231)	5,715	30,162	4,448
Interest income	(1,154)	(452)	(343)	(51)
Interest expense	21,742	1,256	546	81
Income tax expense	863	5,935	12,871	1,898
Depreciation and amortization	35,240	40,458	41,376	6,101
EBITDA (non-GAAP)	50,460	52,912	84,612	12,477
EBITDA%	17.9%	17.5%	24.0%	24.0%
Share-based compensation expenses	3,004	2,765	1,935	285
Change in fair value of ordinary share purchase warrants	1,433	-	-	-
Adjusted EBITDA (non- GAAP) excluding share-based compensation expense and change in fair value of ordinary share purchase warrants	54,897	55,677	86,547	12,762
Adjusted EBITDA%	19.5%	18.4%	24.6%	24.6%

Non-GAAP net income (loss) attributable to 7 Days Group Holdings Limited Shareholders

	Quarter end
	Jun 30	Mar 31	Jun 30
	2009	2010	2010
	RMB'000	RMB'000	RMB'000	US$'000
Net income (loss) attributable to 7 Days Group Holdings Limited shareholders (GAAP)	(6,231)	5,715	30,162	4,448
Share-based compensation expenses	3,004	2,765	1,935	285
Change in fair value of ordinary share purchase warrants	1,433	-	-	-
Net income (loss) attributable to shareholders excluding share-based compensation expense and change in fair value of ordinary share purchase warrants (Non GAAP net income)	(1,794)	8,480	32,097	4,733

Earnings (loss) per share

	Quarter end
	Jun 30	Mar 31	Jun 30
	2009	2010	2010
	RMB	RMB	RMB	US$
Basic earnings (loss) per ordinary share (GAAP)	(0.10)	0.04	0.20	0.03
Diluted earnings (loss) per ordinary share (GAAP)	(0.10)	0.04	0.20	0.03

Basic earnings (loss) per ordinary share(Non-GAAP), excluding share-based compensation expense and change in fair value of ordinary share purchase warrants	(0.03)	0.06	0.22	0.03
Diluted earnings (loss) per ordinary share(Non-GAAP), excluding share-based compensation expense and change in fair value of ordinary share purchase warrants	(0.03)	0.06	0.21	0.03

Denominator:
Basic weighted average number of ordinary shares	60,000,000	149,067,932	149,069,937
Diluted weighted average number of ordinary shares	60,000,000	150,032,563	149,931,579

		Quarter Ended
		Jun 30, 09	Mar 31, 10	Jun 30, 10	Jun 30, 10
		RMB '000	RMB '000	RMB '000	USD '000
Hotel operating costs	GAAP Result	(241,743)	(258,750)	(275,837)	(40,675)
	% of Total net revenue	85.70%	85.63%	78.32%	78.32%
	Share-based Compensation	440	592	477	70
	% of Total net revenue	0.16%	0.20%	0.14%	0.13%
	Non-GAAP Result	(241,303)	(258,158)	(275,360)	(40,605)
	% of Total net revenue	85.54%	85.43%	78.19%	78.19%
Sales and marketing expenses	GAAP Result	(6,256)	(5,673)	(7,954)	(1,173)
	% of Total net revenue	2.22%	1.88%	2.26%	2.26%
	Share-based Compensation	180	135	71	10
	% of Total net revenue	0.06%	0.04%	0.02%	0.02%
	Non-GAAP Result	(6,076)	(5,538)	(7,883)	(1,163)
	% of Total net revenue	2.15%	1.83%	2.24%	2.24%
General and administrative expenses	GAAP Result	(17,001)	(24,909)	(24,644)	(3,634)
	% of Total net revenue	6.03%	8.24%	7.00%	7.00%
	Share-based Compensation	2,384	2,037	1,387	205
	% of Total net revenue	0.85%	0.67%	0.39%	0.39%
	Non-GAAP Result	(14,617)	(22,872)	(23,257)	(3,429)
	% of Total net revenue	5.18%	7.57%	6.60%	6.60%
Total operating costs and expenses	GAAP Result	(265,000)	(289,332)	(308,435)	(45,482)
	% of Total net revenue	93.94%	95.75%	87.58%	87.58%
	Share-based Compensation	3,004	2,765	1,935	285
	% of Total net revenue	1.06%	0.92%	0.55%	0.55%
	Non-GAAP Result	(261,996)	(286,567)	(306,500)	(45,197)
	% of Total net revenue	92.88%	94.83%	87.03%	87.03%
Income from operations	GAAP Result	17,081	12,843	43,751	6,451
	% of Total net revenue	6.06%	4.25%	12.42%	12.42%
	Share-based Compensation	3,004	2,765	1,935	285
	% of Total net revenue	1.06%	0.92%	0.55%	0.55%
	Non-GAAP Result	20,085	15,608	45,686	6,736
	% of Total net revenue	7.12%	5.17%	12.97%	12.97%

7 Days Group Holdings Limited
 Operating Data

	As of and for the quarter ended
	Jun 30	Mar 31	Jun 30
	2009	2010	2010
Hotels in operation	259	346	399
Leased-and-operated hotels	228	239	257
Managed hotels	31	107	142
Hotels under conversion	59	101	147
Leased-and-operated hotels	11	35	48
Managed hotels	48	66	99
Total hotel rooms for hotels in operation	25,758	34,055	39,561
Leased-and-operated hotels	22,837	24,088	26,051
Managed hotels	2,921	9,967	13,510
Total hotel rooms for hotels in conversion	5,834	10,589	14,645

Number of cities covered for hotels in operation	35	55	62

Occupancy rate	88.9%	86.2%	93.4%
Leased-and-operated hotels	89.3%	89.6%	95.5%
Managed hotels	84.7%	77.7%	88.8%
Average daily rate (in RMB)	159.5	156.5	162.2
Leased-and-operated hotels	160.3	159.1	165.0
Managed hotels	152.7	149.0	155.3
RevPAR (in RMB)	141.8	135.0	151.5
Leased-and-operated hotels	143.2	142.5	157.6
Managed hotels	129.4	115.7	137.9
Overnight occupancy rates	85.5%	82.8%	89.8%
Leased-and-operated hotels	85.9%	86.0%	91.8%
Managed hotels	81.1%	74.7%	85.3%